1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 9, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT TO CREDITORS IN RELATION TO THE
PASSING OF A RESOLUTION TO REPURCHASE
H SHARES AND REDUCTION OF REGISTERED CAPITAL

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

On 29 December, 2008, the Company held the 2008 Third Extraordinary General Meeting, the 2008 First Class Meeting for Holders of A Shares and the 2008 First Class Meeting for Holders of H Shares at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, at which the resolution to grant the Board a general mandate to repurchase H shares of the Company was considered and approved. Pursuant to the resolution, the Board was granted a general mandate to repurchase the Company's H Shares subject to a maximum of 10% of the Company's total H shares in issue as at the date of the passing of the resolution. As the Company's registered capital will be reduced upon execution of aforesaid repurchase, the Company publish this announcement in accordance with the Company Law of the People's Republic of China, the Articles of Association of the Company and other relevant regulations:

All creditors of the Company may submit a claim for creditor's rights against the Company after publication of this announcement. Creditors may require the Company to repay debts or to provide guarantee by producing valid documents of creditor's rights and evidence within thirty days after receiving the written notice from the Company, or, in the case of absence of the serving of such notice, within forty-five days after publication of this announcement; and overdue claims shall be deemed as waiver.

Method of claiming creditor's rights:

To claim the aforesaid rights against the Company, creditors should produce originals and photocopies of contract, agreement and other evidence which stand as the proof of the debtor-creditor relationship with the Company for claiming creditor's rights. A creditor who is a legal person shall produce original and photocopy of the duplicate corporate business licence, as well as the identity document of its legal representative; in the case of claiming through proxy, original of the power of attorney authorized by legal representative as well as original and photocopy of the valid identity document of the proxy shall be further produced. A creditor who is a natural person shall produce original and photocopy of his/her valid identity document; in the case of claiming through proxy, original of the power of attorney as well as original and photocopy of the valid identity document of the proxy shall be further produced.

Registration address for claims: Aluminum Corporation of China Limited, No. 62 North Xizhimen Street, Haidian District, Beijing.

Contact: Lang Xueyao; Tel: 010-82298815.

Creditors claiming by mail should dispatch their materials of creditor's rights to the following address: Aluminum Corporation of China Limited, No.62 North Xizhimen Street, Haidian District, Beijing (Postcode: 100082), indicating "Claim for Creditor's Rights" on the cover of the mail.

Creditors claiming by fax should fax their materials of creditor's rights to the following fax number: 010-82298825, indicating "Claim for Creditor's Rights" on the first page.

The Board of Directors
Aluminum Corporation of China Limited*
9 January 2009

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 January 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary